Exhibit 1

EXECUTION COPY

FIRST CONSULTING GROUP, INC.

STOCK REPURCHASE AGREEMENT

THIS STOCK REPURCHASE AGREEMENT (this “Agreement”) is made as of February 27, 2004, by and between First Consulting Group, Inc., a Delaware corporation (the “Company”), and David S. Lipson (the “Seller,” and the Company and the Seller, together, the “Parties” and each a “Party”).

RECITALS

WHEREAS, the Seller owns 1,962,400 shares (the “Shares”) of the Company’s common stock and options (the “Options”) to purchase 44,000 shares of the Company’s common stock;

WHEREAS, the Seller wishes to sell the Shares and certain of the Options to the Company, on the terms and conditions set forth herein; and

WHEREAS, the Company has determined that a repurchase of the Shares and certain of the Options would benefit the Company and its stockholders by enhancing the value of shares remaining outstanding after such repurchase,

NOW, THEREFORE, in consideration of the foregoing and the mutual promises contained in this Agreement, and intending to be legally bound hereby, the Parties agree as follows:

AGREEMENT

1. Repurchase.

(a) Repurchase of Shares. The Company hereby repurchases from the Seller, and the Seller hereby sells to the Company, the Shares.

(b) Repurchase of Options. The Company hereby repurchases from the Seller, and the Seller hereby sells to the Company, the Designated Options (as defined in Section 4(c) hereof).

(c) Purchase Price. The purchase price payable by the Company for (i) the Shares, (ii) the Designated Options and (iii) the other covenants of the Seller set forth in this Agreement is $15,101,650.99 (the “Purchase Price”). The Purchase Price shall be allocated among the Shares, the Designated Options and the other covenants of the Seller under this Agreement in accordance with Schedule I hereto (the “Allocation”). The Seller and the Company agree to (i) be bound by the Allocation, (ii) act in accordance with the Allocation in the preparation of financial statements (provided that, the Company shall report any charges relating to the transaction in accordance with GAAP) and filing of all tax returns and in the course of any tax audit, tax review or tax litigation relating thereto and (iii) take no position and cause their respective affiliates (as such term is defined in Rule 405 promulgated under the Securities Act of 1933, as amended (the “Securities Act”)) to take no position inconsistent with the Allocation for income tax purposes, including United States federal and state income tax and foreign income tax.

2. Closing. The repurchase and sale of the Shares and the Designated Options is taking place at the offices of the Company on the date of this Agreement (the “Closing” and the date of such Closing, the “Closing Date”).

(a) Delivery by Company. At the Closing, in exchange for the Shares and the Designated Options, the Company is delivering to the Seller:

(i) the Seller’s promissory note payable to the Company in the original principal amount of $328,210.99 (the “Seller’s Promissory Note”), marked “PAID IN FULL” (it being understood and agreed that the Company is canceling such Seller’s Promissory Note in connection with the sale of Shares contemplated hereby and releasing the Seller from all liability thereunder, whether for principal interest, fees, costs or otherwise);

(ii) an amount equal to the Purchase Price minus the aggregate of outstanding principal amount of the Seller’s Promissory Note and accrued unpaid interest thereon as of immediately prior to the Closing, in cash (the “Cash Payment”) by three separate wire transfers of immediately available funds, the first in the amount of $6,305,237.50 to the following bank account:

Bank Name:	U.S. Bank
Bank Address:	777 E. Wisconsin Avenue, Milwaukee, WI 53202
ABA #:	075000022 FBO Robert W. Baird & Company
Account #:	111-510-716
Account Name:	FFC Baird customer account #5227-9068, David S Lipson

the second in the amount of $6,305,237.50 to the following bank account:

Bank Name:	Wilmington Trust Company
Bank Address:	Rodney Square North, Wilmington, DE 19890
ABA #:	031100092
Account #:	57550-0
Account Name:	David S. Lipson

and the third in the amount of $2,162,965 to the following bank account:

Bank Name:	JP Morgan Chase NY
ABA #:	021000021 FBO Salomon Smith Barney
Account #:	066-198038
Account Name:	FFC 651-09289-11406
Remarks:	Contact Person: Gerry Grossman — Salomon Smith Barney
Telephone: (856) 231-4816 or (800) 932-0037

(iii) an opinion of Latham & Watkins LLP in the form attached as Exhibit A hereto; and

(iv) all director fees owed to the Seller in the aggregate amount of $2,500, which amount represents the Seller’s quarterly director fee for services as a director of the Company during the first fiscal quarter of 2004, payable in cash by two wire transfers of immediately available funds, one in the amount of $1,250 to the first account designated in subparagraph 2(a)(ii) above and a second in the amount of $1,250 to the second account designated in subparagraph 2(a)(ii) above.

(b) Delivery by Seller. At the Closing, in exchange for the Purchase Price, the Seller is delivering to the Company:

(i) the stock certificate(s) representing the Shares, duly endorsed or accompanied by a duly executed assignment(s) separate from certificate;

(ii) the Seller’s resignation from the Company’s board of directors in the form attached as Exhibit B hereto;

(iii) the Seller’s duly executed irrevocable proxy in the form attached as Exhibit C hereto (the “Irrevocable Proxy”); and

(iv) the original Option Agreements (as defined in Section 4(a) hereof) pertaining to the Designated Options.

3. Change of Control & Adjustment to Consideration.

(a) In the event that (i) (A) a Change of Control (as defined in Section 3(b) below) is publicly announced or consummated on or before the first anniversary of the Closing; or (B) (I) the Company commences any Negotiations (as defined in Section 3(d) below) with any person or entity relating to, or retains any investment bank or similar advisor with respect to, a potential Change of Control on or before the first anniversary of the Closing and (II) either (x) any Change of Control (whether or not such Change of Control is the one contemplated by such Negotiations or such retention) subsequently is consummated within 18 months of the Closing or (y) signing of a definitive agreement for a Change of Control is publicly announced within 18 months of the Closing and such Change of Control is thereafter consummated; and (ii) the consideration per share payable to holders of the Company’s capital stock in connection with such consummated Change of Control is greater than the Per Share Price (as defined in Section 3(d) below), then upon the closing of such Change of Control, the Company shall pay to the Seller the Additional Consideration (as defined in Section 3(e) below). The Additional Consideration shall be paid (i) in cash by wire transfer of immediately available funds to an account designated by the Seller or (ii) if the consideration to be received by the Company’s stockholders pursuant to the consummated Change of Control consists of securities that are free from any restrictions on transfer and registered and freely saleable under the Securities Act, then in the form of such securities. The parties acknowledge that to the extent any Additional Consideration is paid more than one year after the date of this Agreement, such Additional Consideration shall be treated for federal income tax purposes as consisting, in part, of imputed interest in accordance with either Section 483 or Section 1274 of the Internal Revenue Code of 1986, as amended, and the Treasury Regulations thereunder.

(b) A “Change of Control” means a transaction or series of related transactions resulting in

(i) a sale or transfer of all or substantially all of the Company’s assets;

(ii) any person, “group” (as such term is used in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) or entity becomes the “beneficial owner” (as such term is defined in Rule 13d-3 promulgated under the Exchange Act) of equity securities of the Company representing more than fifty percent (50%) of the total voting power of the Company’s then outstanding equity securities;

(iii) any merger with, acquisition of, consolidation with or other similar transaction involving the Company; provided, however, that any merger with, acquisition of, consolidation with or other similar transaction involving the Company, in which the stockholders of the Company existing immediately before such merger, acquisition, consolidation or other similar transaction then own more than fifty percent (50%) of total voting power of the resulting entity’s then outstanding securities after giving effect to such merger, acquisition, consolidation or other similar transaction, shall not constitute a Change of Control unless the Company’s stockholders immediately prior to such merger, acquisition, consolidation or other similar transaction receive any cash or securities or any other assets or property in such transaction; provided further that such a transaction effected solely to change the Company’s state of incorporation shall not constitute a Change of Control; or

(iv) a liquidation, dissolution or winding up of the Company.

(c) “Negotiations” means that (i) the Company enters into negotiations with any person or entity relating to a potential Change of Control; and (ii) such negotiations are at the direction of the Company’s board of directors, whether through any of its officers, directors, employees, representatives or agents, including any attorney, investment banker, accountant or other intermediary.

(d) For purposes of this Agreement, the “Per Share Price” is $7.50 (appropriately adjusted to reflect any stock split, stock dividend, recapitalization or similar event affecting the Company’s common stock after the date hereof).

(e) The “Additional Consideration” shall be an amount equal to the result of multiplying

(i) the difference between (A) the consideration per share payable to holders of the Company’s capital stock in connection with the Change of Control and (B) the Per Share Price by

(ii) the Aggregate Purchased Share Number. For purposes of this Section 3(e)(ii), the “Aggregate Purchased Share Number” is 1,994,400 (appropriately adjusted to reflect any stock split, stock dividend, recapitalization or similar event affecting the Company’s common stock after the date hereof).

(f) For purposes of calculating the “consideration per share payable to holders of the Company’s capital stock in connection with a Change of Control” under this Section 3, any securities to be delivered pursuant to a Change of Control shall be valued as follows:

(i) if traded on a national securities exchange or a national interdealer quotation system such as the Nasdaq National Market System, the value shall be deemed to be the average closing price of the securities on such exchange or quotation system during the five (5) trading days preceding the consummation of such Change of Control;

(ii) if actively traded over-the-counter, the value shall be deemed to be the average closing bid price during the five trading days preceding the consummation of such Change of Control as quoted by a member firm of the New York Stock Exchange mutually acceptable to the Parties; and

(iii) if neither Section 3(f)(i) nor Section 3(f)(ii) applies, the value shall be the fair market value thereof, as determined by a nationally-recognized investment bank unaffiliated with either Party and selected by the mutual consent of the Company and the Seller (provided that in the event that the Company and the Seller cannot agree on an investment bank to perform such valuation, each of the Company and the Seller shall select a nationally-recognized investment bank and such two investment banks will select a third nationally-recognized investment bank unaffiliated with either Party which shall perform such valuation). The valuation of any such securities shall not include any discount for minority interest, restrictions on marketability, illiquidity or similar factors. The fees and expenses of any investment bank performing the valuation pursuant to this Section 3(f)(iii) shall be shared equally by the Company and the Seller.

4. Stock Options.

(a) Amendment. This Agreement hereby amends all stock option agreements, with respect to the seven Options granted as of January 1, 2000, June 19, 2000, January 1, 2001, January 1, 2002, June 25, 2002, January 1, 2003 and January 1, 2004 (collectively the “Option Agreements” and each an “Option Agreement”). The Options granted to the Seller pursuant to the Option Agreements are hereby accelerated such that the Options are fully vested and immediately exercisable in full by the Seller. Notwithstanding any terms to the contrary in the Option Agreements which might indicate earlier termination and cancellation, the Seller may exercise, in whole or in part, until the date 12 months after the Closing Date any of his Options not purchased pursuant to this Agreement upon Closing.

(b) Exercise. The Option Agreements are further amended by this Agreement such that the Seller may exercise an Option without any payment by the Seller to the Company, and, upon exercise of an Option (which may be effected by notice to the Company under Section 17(m) hereof), the Seller shall receive from the Company, in lieu of the shares of the Company’s common stock issuable upon exercise of the Option, cash consideration equal to:

(i) the difference between (A) the closing price per share of the Company’s common stock on the Nasdaq National Market on the date of the Seller’s exercise of such Option, less (B) the per share exercise price specified in such Option Agreement, multiplied by

(ii) the maximum number of shares of the Company’s common stock issuable upon exercise of such Option without regard to any vesting or other limitations, as amended by this Agreement (or, if a partial exercise, the number of shares of the Company’s common stock as to which the Seller exercises such Option).

Payment shall be made in cash by wire transfer of immediately available funds to an account designated in writing by the Seller to the Company.

(c) Upon Closing. Notwithstanding any other terms contained in this Agreement or in the Option Agreements, each of the Options with an exercise price less than the Per Share Price (the “Designated Options”) is being repurchased by the Company upon Closing pursuant to Section 1 hereof, and the Seller shall receive consideration therefor in accordance with Section 1(c) hereof.

(d) Expiration, Cancellation and Termination. Notwithstanding any other terms contained in the Option Agreements, following a partial exercise of an Option pursuant to this Agreement, the exercised portion of such Option will be cancelled, terminated and of no further force or effect (to the extent payment is made in accordance with Section 4(b) hereof), and the unexercised portion of such Option will remain vested and exercisable until its expiration in accordance with this Section 4. Options other than the Designated Options will remain outstanding, fully vested and exercisable until the date 12 months after the Closing Date but will then, if not exercised, expire and be cancelled, terminated and of no further force or effect after 5:00 p.m. PST on the date 12 months after the Closing Date.

(e) Full payment. The Seller hereby acknowledges that payment of the amounts described in Sections 1(c) and 4(b) hereof, plus any amounts due to the Seller pursuant to Section 3 hereof with respect to Additional Consideration relating to any Options, shall constitute full and complete payment in exchange for the Options.

5. Representations and Warranties of the Seller. The Seller hereby represents and warrants to the Company as of the date hereof as follows:

(a) Right to Sell. The Seller has the absolute and unrestricted right, power and authority to sell, transfer and assign the Shares and the shares of the Company’s common stock issuable upon exercise of the Options (together with the Shares, the “Securities”) to the Company pursuant to this Agreement and the Irrevocable Proxy. No consent, approval or authorization of or notice to any third party that has not been obtained or given is necessary in connection with the sale, repurchase or delivery of the Securities. The Seller is the sole beneficial holder and record holder of the Securities and has good and marketable title to the Securities, free and clear of any and all covenants, conditions, restrictions, liens, security interests and claims that have not been waived, other than those arising under applicable securities laws, this Agreement, the Irrevocable Proxy or any other agreement to which the

Company is a party. The sale of the Securities is not subject to any right of first refusal or offer, right of co-sale or other right restricting or otherwise encumbering the Securities included in any agreement to which the Seller is a party that has not been waived. Upon payment for, and delivery of, the Securities in accordance with the terms of this Agreement and the Irrevocable Proxy, good and marketable title to the Securities, free and clear of any liens, claims, encumbrances, security interests or other adverse claims whatsoever will be transferred to, and vested in, the Company.

(b) Validity of Agreement. Each of this Agreement and the Irrevocable Proxy to which the Seller is a party constitutes a legally valid and binding obligation of the Seller and is enforceable against the Seller in accordance with its terms, except to the extent that enforcement thereof may be limited by or subject to applicable bankruptcy, insolvency, reorganization, moratorium, or other similar laws now or hereafter in effect affecting creditors’ rights generally and by general principles of equity (regardless of whether enforcement is sought in equity or at law).

(c) Access to Information. The Seller is closely familiar with the business affairs and financial condition of the Company by reason thereof. The Seller has had the opportunity to meet with the officers and directors of the Company throughout the period of time since his initial acquisition of the Shares and the Options, to learn about the business affairs and financial condition of the Company and to access fully the Company’s books and records. The Seller has received all information that he has requested from the Company regarding the Company, the Company’s assets, financial condition, results of operations, business and its prospects, and has had an opportunity to discuss the foregoing with the Company’s management and to ask questions of the officers of the Company.

(d) Experience. The Seller hereby represents and warrants that he has such knowledge and experience in financial and business matters that he is capable of evaluating the merits and risks of selling the Securities.

(e) Noncontravention. The Seller agrees that neither the execution and the delivery of this Agreement and the Irrevocable Proxy, nor the consummation of the transactions contemplated hereby or thereby, will (i) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which the Seller is subject or (ii) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice that has not been already given under any agreement, contract, lease, license, instrument, or other arrangement to which the Seller is a party or by which he is bound or to which any of its assets is subject.

(f) Right to Advice of Counsel. The Seller acknowledges that he has the right, and has been encouraged by the Company, to consult with his own legal counsel, and the Seller further acknowledges that he has consulted with his own independent legal counsel concerning this Agreement and the Irrevocable Proxy.

(g) Voluntary Agreement. The Seller represents that he has thoroughly read and considered all aspects of this Agreement and the Irrevocable Proxy, that he understands all of their provisions and that he voluntarily enters into this Agreement and the Irrevocable Proxy.

6. Representations of the Company. The Company hereby represents and warrants to the Seller as of the date hereof as follows:

(a) Authority. The Company has the requisite corporate power and authority to make, execute, deliver and perform its obligations under this Agreement and the Irrevocable Proxy. The execution, delivery and performance of this Agreement and the Irrevocable Proxy has been duly authorized by all necessary corporate action on the part of the Company, and this Agreement and the Irrevocable Proxy have been duly executed and delivered by the Company.

(b) Validity of Agreement. Each of this Agreement and the Irrevocable Proxy constitutes a legally valid and binding obligation of the Company and is enforceable against the Company in accordance with its terms, except to the extent that enforcement thereof may be limited by or subject to applicable bankruptcy, insolvency, reorganization, moratorium or similar laws now or hereafter in effect affecting creditors’ rights generally and by general principles of equity (regardless of whether enforcement is sought in equity or at law).

(c) Noncontravention. Neither the execution and the delivery of this Agreement and the Irrevocable Proxy nor the consummation of the transactions contemplated hereby or thereby will (i) violate any material provision of any material constitution, statute, regulation or rule to which the Company is subject (other than federal laws or the General Corporations Law of Delaware); (ii) violate federal laws or the General Corporation Law of Delaware; (iii) violate any injunction, judgment, order, decree, ruling, charge or other restriction of any government, governmental agency or court to which the Company is subject; (iv) materially conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify or cancel or require any notice under any material agreement, contract, lease, license, instrument or other arrangement to which the Company is a party or by which it is bound or to which any of its assets is subject, which would individually or in the aggregate result in a material adverse effect upon the Company or have an adverse effect upon the ability of the Company to perform its obligations under this Agreement or any of the Irrevocable Proxy; or (v) violate or contravene any term or provision of the Company’s Certificate of Incorporation or Bylaws.

(d) Section 160. The Shares are being purchased by the Company out of capital of the Company in a manner permitted by Section 160 and any other applicable provision of the Delaware General Corporation Law. The capital of the Company is not impaired as of the date hereof, will not be impaired as of the Closing Date and will not become impaired as a result of the purchase of the Shares by the Company. The Shares will be retired by the Company upon their acquisition in accordance with Section 243 of the Delaware General Corporation Code and the capital of the Company will thereupon be reduced in accordance with Section 244 of the Delaware General Corporation Law. Without limited the generality of the foregoing, the assets of the Company remaining after such capital reduction will be sufficient to pay any debts of the Company when and as they become due and for which payment has not been otherwise provided. The retirement of Shares and reduction of capital has been approved by the Company’s board of directors.

7. Confidentiality.

(a) Nondisclosure. The Seller agrees to hold in strictest confidence, and not to use, and not to disclose to any person or entity without written authorization of the Company, any Confidential Information (as defined below) of the Company. “Confidential Information” means (i) any trade secret of the Company or of any of its Subsidiaries (as defined below) with respect to the Company’s or its Subsidiaries operations, processes, products, inventions, business practices, finances, principals, vendors, suppliers, customers, potential customers, marketing methods, costs, prices, contractual relationships, regulatory status, compensation paid to employees or other terms of employment, (ii) any proprietary or confidential information, (iii) any technical data or know-how actually disclosed to the Seller by the Company or any of its Subsidiaries; provided, however, that Confidential Information shall not include any information which: (i) is in the public domain and is readily available as of the Closing Date or which hereafter enters the public domain and becomes readily available, through no improper action by the Seller, an agent of the Seller acting on behalf of the Seller or any third party acting jointly with the Seller; (ii) was in the possession of the Seller or known by the Seller prior to receipt from the Company or any of its Subsidiaries; (iii) was rightfully disclosed to the Seller by a third party without restriction; (iv) if in tangible form, is not marked confidential or proprietary; (v) is independently developed by the Seller without use of or reliance on Confidential Information disclosed by the Company of any of its Subsidiaries; (vi) is disclosed with the Company’s prior written consent; or (vii) is required by law or valid legal process to be disclosed. A “Subsidiary” of the Company is any entity that directly, or indirectly through one or more intermediaries, is controlled by the Company, including, but not limited to, the entities identified on Schedule II hereto.

(b) Necessity. Furthermore, the Parties hereby stipulate and agree that the breach of this Section 7 will result in immediate and irreparable damage to the Company and that money damages alone would be inadequate to compensate the Company. Therefore, the Seller agrees that in the event of a breach or threatened breach of this Section 7, the Company may, in addition to any other remedies, immediately obtain and enforce injunctive relief, including but not limited to obtaining and enforcing a temporary restraining order, without bond, prohibiting any such breach or threatened breach and compelling performance hereunder, consent to which is hereby specifically given by the Seller.

8. Return of Company Property. The Seller agrees to destroy or return to the Company within ten business days of the Closing all written materials distributed to the board of directors of the Company in the Seller’s possession or control. If requested, the Seller will certify compliance with this Section 8.

9. Seller’s Resignation. The Seller agrees to resign as a director of the Company effective upon the Closing.

10. Mutual Release.

(a) In consideration for the obligations of both Parties set forth in this Agreement and the Irrevocable Proxy and for other valuable consideration, the Seller and the Company, on behalf of themselves, and their respective heirs, executors, officers, directors, employees, investors, stockholders, administrators, assigns and Subsidiaries, hereby fully and forever release each other and their respective heirs, executors, officers, directors, employees, investors, stockholders, administrators, parent and subsidiary corporations, predecessor and successor corporations, assigns and Subsidiaries, of and from any claim, duty, obligation or cause of action relating to any matters of any kind, whether presently known or unknown, suspected or unsuspected, that any of them may possess arising from any omissions, acts or facts that have occurred up until and including the Closing, including, but not limited to, the following:

(i) any and all claims relating to or arising from the termination of the Seller’s relationship with the Company as a director of the Company;

(ii) any and all claims relating to any actions taken or omitted to be taken by the Seller (or any of his agents or representatives), whether as a director, stockholder, individual or otherwise, including any claim for breach of any fiduciary or other duty to the Company;

(iii) any claim relating to the Seller’s Promissory Note;

(iv) any and all claims relating to or arising from the Seller’s right to purchase, or any actual purchase, of shares of the Company’s stock;

(v) any and all claims for wrongful discharge; breach of contract, both express and implied; breach of a covenant of good faith and fair dealing, both express and implied; negligent or intentional infliction of emotional distress; negligent or intentional misrepresentation; negligent or intentional interference with contract or prospective economic advantage; negligence; and defamation;

(vi) any and all claims for violation of any federal, state or municipal statute (including, but not limited to, the Civil Rights Act of 1866, as amended, the Civil Rights Act of 1964, as amended, the California Fair Employment and Housing Act, as amended, the federal and state family leave acts, as amended, the Age Discrimination in Employment Act of 1967, as amended (the “ADEA”), the Older Workers’ Benefit Protection Act, as amended, the Americans with Disabilities Act of 1990, as amended, and the Civil Rights Act of 1991, as amended);

(vii) any and all claims arising out of any other laws and regulations relating to employment or employment discrimination;

(viii) any and all claims for attorneys’ fees and costs (other than the obligations of either Party with respect to attorneys’ fees and costs which are set forth in this Agreement or the Irrevocable Proxy); and

(ix) any and all claims relating to or arising from disparagement, libel, slander, defamation or other similar claims (other than as provided in Section 11 hereof).

(b) The Seller acknowledges that he is waiving and releasing any rights that he may have under the ADEA, and that the waiver and release is knowing and voluntary. The Seller and the Company agree that the waiver and release do not apply to any rights or claims that may arise under ADEA after the Closing. The Seller acknowledges that the consideration given for this waiver and release is in addition to anything of value to which the Seller was already entitled. The Seller further acknowledges that he has been advised by the Company in writing that (i) the Seller should consult with an attorney prior to executing this waiver and release; (ii) the Seller has 21 days within which to consider this waiver and release; (iii) the Seller has seven days following the execution of this Agreement to revoke this waiver and release of any rights he may have under the ADEA (the “Revocation Period”); and (iv) the waiver and release of the Company by the Seller shall not be effective until the Revocation Period has expired without the Seller revoking or purporting to revoke this waiver and release of any rights under the ADEA. The Seller hereby agrees to waive the additional 21 day period to review and consider the release, to which the Seller would otherwise be entitled.

(c) The Parties agree that the release set forth in this Section 10 shall be and remain in effect in all respects as a complete general release as to the matters released. Notwithstanding anything to the contrary herein, this release does not extend to any claim, duty, liability, obligation or cause of action relating to or incurred under this Agreement or the Irrevocable Proxy, including without limitation the obligations specified in Section 15 hereof or any claim for indemnification by the Seller pursuant to the Certificate of Incorporation or Bylaws of the Company or pursuant to the Indemnity Agreement referred to in Section 15(a).

(d) The Parties warrant and represent that they are not aware of any claim by either of them other than the claims that are released by this Agreement (and any claims that may arise by virtue of this Agreement or the Irrevocable Proxy). The Parties pursuant to this Agreement hereby waive any protection to which they may otherwise be entitled against any released party by virtue of any law. In particular, and not by way of limitation, the Parties represent and acknowledge that they are familiar with Section 1542 of the California Civil Code, which provides as follows:

“A general release does not extend to claims which the creditor does not know or suspect to exist in his favor at the time of executing the release, which if known by him must have materially affected his settlement with the debtor.”

The Parties, being aware of said California Civil Code section, hereby waive and relinquish any rights and/or benefits which they may have thereunder or under any similar statute or common law principle of any state or jurisdiction.

(e) The Parties represent and warrant that neither has transferred or assigned to any other person or entity any of the rights or causes of action, or any interest therein, released in this Agreement.

(f) Notwithstanding any other provision of this Agreement, this Section 10 shall in all respects be governed and construed in accordance with the laws of the State of California, including, but not limited to, all matters of construction, validity, and performance, without regard to conflicts of law principles.

11. Non-Disparagement.

(a) For a period beginning upon the Closing and terminating upon the earliest of (i) the fifth anniversary of the Closing Date; (ii) consummation of a Change of Control; (iii) the Company’s failure to make any payment when due pursuant to Section 3 hereof in connection with a Change of Control; (iv) the Company’s breach or violation of this Section 11 or Section 15 hereof; or (v) a breach by the Company of a representation contained in this Agreement which would have or could reasonably be expected to have an adverse effect upon the Company’s ability to perform its obligations under this Agreement or the Irrevocable Proxy (the “Restrictive Period”), each Party hereby agrees that it will not at any time Disparage the other Party (or, in the case of the Seller, any of the Company’s Management (as defined below), board of directors or individual directors). The term “Disparage” means to make an affirmative statement (i.e., actually speak words, it being understood that silence, facial expression, gestures or sounds that do not constitute words (e.g., sighs, grunts, etc.) or communicating the phrase “no comment” will not in any event constitute an affirmative statement) that disparages the other Party (or, in the case of the Seller, any of the Company’s Management, board of directors or individual directors) (i) in a public speaking engagement; (ii) which appears or is quoted (without error or misquotation) in voice, print, television or internet media with attribution to the Company or its directors, employees, officers or representatives (in the case of a statement made by or on behalf of the Company) or the Seller (in the case of a statement made by the Seller), which attribution is accurate; or (iii) to an employee of the Company, an industry analyst employed by an investment banker, an investment banker or a customer or a supplier of the Company; provided, however, that in case of statements by the Seller relating to the Company’s Management, board of directors or individual directors, such statement must disparage such party in respect of his or her conduct as a member of the Company’s Management or board of directors. The Company’s “Management” means employees or officers of the Company with the title of Director, Senior Director, Vice President or any more senior title. Obligations set forth in this Section 11, in the Seller’s case, extend only to the Company’s Management, board of directors and individual directors, and, in the Company’s case, statements made by any employee or officer of the Company with the title of Vice President, or any more senior title, the board of directors and individual members thereof, shall be imputed to the Company and deemed to be a statement by the Company.

(b) In the event that either Party breaches the terms of this Section 11 (including Section 11(c) below), then the other Party shall be entitled to liquidated damages of $250,000.00; provided however, that in no event will either the Company or the Seller be required to pay more than $750,000.00 in the aggregate for violations of this Section 11 (in the event there are multiple breaches of this Section 11), and the Parties further agree that such remedy will be the sole and exclusive remedy available to the Parties in connection with any matters covered by this Section 11 and with respect to any claims relating to libel, slander, defamation or other similar causes of action (either at law or in equity) brought by one Party against the other Party. Each Party hereby acknowledges and agrees that the sum of the liquidated damages is appropriate and accurately reflects the actual harm which it would suffer as a result of the other Party’s breach of the terms of this Section 11, either at law or in equity.

(c) Each Party agrees not to falsely accuse the other Party of breaching or violating this Section 11.

(d) Notwithstanding the foregoing, this Section 11 shall not apply in situations where disclosure is required by law or valid legal process, or, in the event that there is litigation or dispute resolution proceedings between or involving the Parties, where such disclosure is made in filings, during court hearings or through other processes in connection with such litigation or dispute resolution proceedings. In the event of such recovery of the available remedy, the prevailing Party shall also be entitled to reasonable attorneys’ fees incurred in connection with such remedy.

12. Non-competition.

(a) Non-compete.

(i) The Seller hereby agrees that during the Restrictive Period he shall not, unless acting in accordance with the Company’s prior written consent (which consent may be withheld in the Company’s sole and absolute discretion) Compete with the Company or any of its Subsidiaries within the United States of America; provided, however, that the Seller may continue to serve as a director for such companies for whom he serves as a director on the Closing Date and which are identified on Schedule III hereto.

(ii) To “Compete” means to provide services to a Startup or Early Stage Company in which the Seller serves as an employee, consultant, officer, chairman of the board, member of the executive or management committee, employee director, general partner, managing partner or principal where the Seller’s duties or such company’s business plan directly or indirectly involves providing the Designated Services to any person, company, entity or institution in the life sciences, healthcare and/or pharmaceutical industries; provided, however, that the foregoing shall not prohibit the Seller from (a) serving solely as an outside director for a Startup or Early Stage Company or (b) having an ownership interest equal to or less than ten percent (10%) of the outstanding equity securities on a fully diluted basis in a Startup or Early Stage Company. “Designated Services” means information technology-based consulting or management services of the type described in the Company’s annual report on Form 10-K for the fiscal year ended December 26, 2003 and filed with the Securities and Exchange Commission.

(iii) A “Startup” means a business or enterprise that devotes most of its activities to establishing a new business, such that planned principal activities have not commenced or have commenced and have not yet produced annual revenue of $7,500,000.00, and such that its efforts are spent principally raising capital, acquiring and/or building out facilities, acquiring operating assets, recruiting, hiring and training personnel, analyzing and developing markets and commencing solicitation of services.

(iv) An “Early Stage Company” means a business or enterprise in its early stages of development, such that it has no more than 100 employees, has assets valued at no more than $20,000,000.00, has a market valuation of no more than $40,000,000.00 and has annual revenues for its two most recent fiscal years of no more than an aggregate of $40,000,000.00.

(v) Notwithstanding the foregoing, this Section 12(a) shall not apply to the Seller’s actions when the Seller has been providing services, directly or indirectly, to a

Startup or Early Stage Company in compliance with this Section 12 and such Startup or Early Stage Company is a party to a merger, acquisition, consolidation or other similar transaction with another business or enterprise in which the Seller has no pre-existing interest exceeding $100,000.00 (on a cost basis and in the form of either debt or equity); provided, however, that the Seller must not own or control a controlling amount (majority or otherwise) of voting securities of the resulting business entity after giving effect to such merger, acquisition, consolidation or other similar transaction.

(b) Non-Solicitation of Employees. The Seller hereby agrees, without the prior written consent of the Company, that during the Restrictive Period he shall not, directly or indirectly, either for himself or for any other person or entity, solicit, encourage or take any other intentional action

(i) which is reasonably intended to induce any person employed by the Company or any of its Subsidiaries to terminate his or her employment with the Company or any of its Subsidiaries or violate any agreement with or duty to the Company or any of its Subsidiaries; or

(ii) to employ any such individual during his or her employment with the Company or any of its Subsidiaries, or during the one year after such individual terminates his or her employment with the Company or any of its Subsidiaries;

provided, however, that if the Seller works for a business or enterprise in compliance with this Section 12, the Seller will not be deemed to have violated this Section 12(b) if the Seller does not personally participate, directly or indirectly, in the identification, solicitation, recruitment or hiring of any such person, or such person merely responds to an advertisement or solicitation by a third party that is not targeted to such individual or employees of the Company in general.

(c) Reasonableness. The Seller hereby expressly agrees that the character, duration and geographical scope of the provisions of this Section 12 are reasonable in light of the circumstances as they exist on the date hereof. If any competent court shall determine that the character, duration or geographical scope of such provisions is unreasonable, then it is the intention and the agreement of the Seller and the Company that this Agreement shall be construed by such court in such a manner as to impose only those restrictions on the Seller’s conduct that are reasonable in the light of the circumstances and as are necessary to assure to the Company the benefits of this Section 12.

13. Standstill. During the Restrictive Period, the Seller will not purchase or otherwise acquire the Company’s securities (other than as specified in Sections 3 or 4 hereof or as a result of a stock dividend, reclassification, merger, reorganization or similar transaction undertaken by the Company), participate in a proxy contest in connection with the Company’s securities or solicit proxies from holders of the Company’s securities (the “Standstill”); provided, however, the Standstill shall not apply to any actions taken by a mutual fund, pension, private investment fund or other investment vehicle not controlled by the Seller in which the Seller has an interest or any actions by the trusts of which his wife and children are beneficiaries and which have independent trustees.

14. Irrevocable Proxy. The Seller shall grant to the Company’s board of directors the Irrevocable Proxy, effective during the Restrictive Period, with respect those shares of the Company’s common stock owned or acquired by the Seller after the Closing.

15. Insurance and Indemnification.

(a) The Company hereby acknowledges its indemnification obligations to the Seller under the Company’s Certificate of Incorporation or Bylaws and that certain Indemnity Agreement, dated as of January 1, 2000, by and between the Company and the Seller, whereby the Company has agreed to indemnify the Seller in his capacity as a director of the Company. The Company hereby confirms its obligations to the Seller under such instruments and its intention to honor such obligations.

(b) For ten years from and after the Closing Date, the Company shall maintain in effect the current provisions regarding limitation of liability of directors and indemnification of, and advancement of expenses to, directors as contained in its Certificate of Incorporation and Bylaws as of the Closing Date; provided, however, that the Company may amend such provisions so long as any such amendment does not materially and adversely affect the Seller.

(c) For ten years from and after the Closing Date, the Company shall maintain in effect the current policies of directors’ and officers’ liability insurance maintained by the Company at not less than current levels with respect to acts or omissions occurring on or prior to the Seller’s resignation as a director of the Company (provided that the Company may substitute therefor policies of at least the same coverage and amounts containing terms and conditions which are, in the aggregate, no less advantageous to the insured, so long as the substitute insurer or carrier has a Best’s rating that is no lower than AX).

(d) The Company shall indemnify, hold harmless and defend the Seller against any and all claims, losses, liabilities, damages, judgments, fines (including reasonable attorneys’ fees and expenses) incurred by Seller relating to or arising out of any claim, demand, asserted liability, suit or proceeding of any kind (any, a “Claim”) with respect to this Agreement or the Irrevocable Proxy or the transactions contemplated hereby and thereby, including without limitation the Company’s repurchase of the Shares and the Options. This indemnification obligation is separate and apart from the obligations referred to in the above paragraphs of this Section 15 and shall apply to any and all such Claims whether or not arising out of, based upon or related to the Seller’s service as a director of the Company. The Company may elect to compromise or defend, at its own expense and by its own counsel, any Claim if (i) the Company expressly agrees in writing to the Seller that, as between the two, the Company is solely obligated to satisfy and discharge the Claim, (ii) the Company makes reasonably adequate provision to satisfy the Seller of the Company’s ability to satisfy and discharge the claim, and (iii) the Claim involves solely monetary damages (collectively, the “Litigation Conditions”); provided, however, that if the parties in any action shall include both the Company and the Seller, and the Seller shall have reasonably concluded that counsel selected by the Company has a conflict of interest because of the availability of different or additional defenses to the Seller, the Seller shall have the right to select separate counsel to participate in the defense of such action on his behalf, at the expense of the Company; and provided further, however, that the Company shall forfeit the right to control the defense or settlement of any such claim if, at any time after assuming the defense or settlement thereof, the Company and the Claim no longer satisfy the Litigation Conditions. Subject to the foregoing, if the Company elects to compromise or defend such Claim, it shall within 30 days (or sooner, if the nature of the Claim so requires) notify the Seller of its intent to do so, and the Seller shall reasonably cooperate, at the expense of the Company, in the compromise of, or defense against, such Claim (it being understood the Seller shall be entitled to participate in any such defense at its own expense). If the Company elects not to compromise or defend the Claim, fails to notify the Seller of its election as herein provided, or fails to satisfy the Litigation Conditions, the Seller may pay, compromise or defend such Claim at the expense of the Company (it being understood the Company may participate, at its own expense, in the defense of such Claim). If the Company chooses to defend any Claim, the Seller shall, subject to receipt of a reasonable confidentiality agreement, make available to the Company any books, records or other documents within his control, for which the Company shall be obliged to reimburse the Seller the reasonable out-of-pocket expenses of making them available. The Company will be under no obligation to indemnify, defend or hold harmless the Seller for any Claim by the Company that the Seller has breached this Agreement or the Irrevocable Proxy.

16. Section 16 Compliance. The Company and the board of directors (and/or the appropriate independent directors) have taken all required action to approve this Agreement for purposes of Rule 16b-3 promulgated under the Securities Exchange Act of 1934, as amended.

17. Miscellaneous.

(a) Counterparts. This Agreement may be executed in two or more counterparts by facsimile or otherwise, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

(b) Complete Agreement. This Agreement and the Irrevocable Proxy shall constitute the complete agreement of the Parties with respect to the subject matter referred to herein and shall supersede all prior or contemporaneous negotiations, promises, covenants, agreements and representations of every kind or nature whatsoever with respect thereto (all of which have become merged and finally integrated into this Agreement and the Irrevocable Proxy), except as provided herein (including in respect of the Indemnity Agreement referred to in Section 15(a), which shall not be deemed superseded by this Agreement). Any modifications and amendments to this Agreement must be in writing and executed by all of the Parties. The Company hereby waives any restrictions on the Seller’s transfer of Shares or Options under the Company Affiliate Agreement, dated as of September 9, 1998, by and between the Company, Integrated Systems Consulting Group, Inc. and the Seller, and consents to the transactions contemplated hereby for purposes of such agreement.

(c) Assignment. This Agreement shall be binding upon, and inure to the benefit of, the Parties and their respective successors and permitted assigns whether so expressed or not, but nothing in this Agreement, express or implied, is intended to confer upon any other person any rights or remedies under or by reason of this Agreement.

(d) Severability of Provisions. It is the desire and intent of the Parties hereto that the provisions of this Agreement be enforced to the fullest extent permissible under the laws and public policies applied in each jurisdiction in which enforcement is sought. Accordingly, if any particular provision of this Agreement shall be adjudicated by a court of competent jurisdiction to be invalid, prohibited or unenforceable for any reason, such provision, as to such jurisdiction, shall be ineffective, without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction. Notwithstanding the foregoing, if such provision could be more narrowly drawn so as not to be invalid, prohibited or unenforceable in such jurisdiction, it shall, as to such jurisdiction, be so narrowly drawn, without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of such provision of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction. Without limiting the generality of the foregoing, if any covenant set forth in this Agreement is determined by any court to be unenforceable by reason of its extending for too great a period of time or over too great a geographic area, or by reason of its being too extensive in any other respect, such covenant shall be interpreted to extend only for the longest period of time and over the greatest geographic area, and to otherwise have the broadest application as shall be enforceable. The invalidity or unenforceability of any particular provision of this Agreement shall not affect the other provisions hereof, which shall continue in full force and effect. Without limiting the foregoing, the covenants contained herein shall be construed as separate covenants, covering their respective subject matters, with respect to each of the separate cities, counties and states of the United States.

(e) Further Assurances. The Parties agree to execute such further instruments and to take such further action as may be reasonably necessary to carry out the purposes and intent of this Agreement.

(f) Survival. The representations and warranties of the Company and the Seller contained in this Agreement shall survive for 18 months following the Closing (except the representations and warranties set forth in Section 6(d), which shall survive until expiration of the applicable statute of limitations in respect of such matters), provided that the foregoing time limitations shall not apply to any claims which have been the subject of a written notice prior to expiration of the applicable survival period.

(g) Headings. The titles, subtitles and headings used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

(h) Expenses. Neither Party to this Agreement has any liability or obligation to pay any fees or commissions to any broker, finder or agent with respect to the transactions contemplated by this Agreement for which the other Party could become liable or obligated. Each Party shall bear its own expenses and legal fees incurred on its behalf in connection with this Agreement and the transactions contemplated hereby.

(i) Press Release. Each of the Parties agrees not to issue any press release or make any other public statement regarding this Agreement or the transactions contemplated herein without the other Party’s prior written consent, except as required by law or valid legal process.

(j) Choice of Law. This Agreement shall in all respects be governed and construed in accordance with the laws of the State of California, including, but not limited to, all matters of construction, validity and performance, without regard to conflicts of law principles.

(k) Incorporation of Recitals; Construction. The Recitals to this Agreement are incorporated fully herein and shall be treated as an integral part of this Agreement. The Parties participated jointly in the negotiation and drafting of this Agreement, and the language used in this Agreement shall be deemed to be the language chosen by the Parties to express their mutual intent. If any ambiguity or question of intent or interpretation arises, then this Agreement will accordingly be construed as drafted jointly by the Parties to this Agreement, and no presumption or burden of proof will arise favoring or disfavoring any Party to this Agreement by virtue of the authorship of any of the provisions of this Agreement.

(l) Covenants Ancillary to Sale. The Parties hereby expressly acknowledge that the non-disparagement, non-competition, non-solicitation and confidentiality provisions of this Agreement were not separately bargained for and are ancillary to the sale of Shares and Designated Options hereunder.

(m) Notices. Any notice, other communication or payment required or permitted hereunder shall be in writing and shall be deemed to have been given (i) upon delivery if personally delivered, (ii) three business days following deposit if deposited in the United States mail for mailing by certified mail, postage prepaid, (iii) when sent by confirmed facsimile and (iv) upon delivery by overnight courier, and addressed to such Party as set forth below, (or at such other address as such Party may designate by ten days’ advance written notice to the other Party).

If to the Company, to:

First Consulting Group, Inc.

ATTN: General Counsel

111 West Ocean Boulevard, Suite 1000

Long Beach, CA 90802

Fax Number: (562) 983-9384

With a copy to:

Latham & Watkins LLP

ATTN: Alan C. Mendelson, Esq.

135 Commonwealth Drive

Menlo Park, CA 94025

Fax Number: (650) 463-2600

If to the Seller, to:

David S. Lipson

771 Eagle Farm Road

Villanova, PA 19085

With a copy to:

Dechert

ATTN: Barton J. Winokur, Esq.

ATTN: David S. Denious, Esq.

4000 Bell Atlantic Tower

1717 Arch Street

Philadelphia, PA 19103

Fax Number: (215) 994-2222

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first written above.

FIRST CONSULTING GROUP, INC.

By:	/s/ LUTHER J. NUSSBAUM

Name:	Luther J. Nussbaum
Title:	Chairman and CEO

/s/ DAVID S. LIPSON

David S. Lipson
771 Eagle Farm Road
Villanova, PA 19085

SIGNATURE PAGE TO

FIRST CONSULTING GROUP, INC.

STOCK REPURCHASE AGREEMENT

EXHIBIT A

OPINION OF LATHAM & WATKINS LLP

[INTENTIONALLY OMITTED]

EXHIBIT B

FIRST CONSULTING GROUP, INC.

RESIGNATION OF DAVID S. LIPSON

I hereby resign my position as a Director of First Consulting Group, Inc., a Delaware corporation (the “Company”).

Dated: February 27, 2004	/s/ DAVID S. LIPSON

David S. Lipson

EXHIBIT C

FIRST CONSULTING GROUP, INC.

IRREVOCABLE PROXY

THIS IRREVOCABLE PROXY (this “Proxy”) is made as of February 27, 2004, by and between First Consulting Group, Inc., a Delaware corporation (the “Company”), and David S. Lipson (the “Seller”).

RECITALS

WHEREAS, the Seller has agreed to sell to the Company 1,962,400 shares (the “Shares”) of the Company’s common stock and certain options (together with the Shares, the “Securities”) pursuant to that certain Stock Repurchase Agreement, by and between the Company and the Seller, of even date herewith (the “Repurchase Agreement”);

WHEREAS, the Company has agreed to repurchase the Securities pursuant to the Repurchase Agreement; and

WHEREAS, the Seller intends to grant this Proxy to the Company with respect to any and all shares of the Company’s common stock in his possession now or obtained during the term of the proxy to be granted,

NOW, THEREFORE, in consideration of the foregoing, the Company and the Seller agree as follows:

AGREEMENT

The Seller hereby revokes all previous proxies and appoints the board of directors of the Company (the “Board”), as a whole and as the majority of the Board may decide in its discretion to act, as proxy for the Seller as to all of the shares of the Company’s common stock owned by the Seller after the closing of the Repurchase Agreement, with full power of substitution, to attend any and all regular or special meetings of the stockholders of the Company and to represent, vote, execute written consents and waivers, and otherwise act for the Seller in such proxy’s full discretion with the same effect as if the Seller were personally present and acting at any regular or special meeting of the stockholders of the Company, or in connection with the giving or withholding of written consents and waivers; provided, however, that this Proxy shall terminate and be of no force or effect upon the earliest of (i) the fifth anniversary of the Closing Date (as defined in the Repurchase Agreement); (ii) consummation of a Change of Control (as defined in the Repurchase Agreement); (iii) the Company’s failure to make any payment when due pursuant to Section 3 of the Repurchase Agreement in connection with a Change of Control (iv) the Company’s breach or violation of either Section 11 or Section 15 of the Repurchase Agreement; or (v) a breach by the Company of a representation contained in the Repurchase Agreement which would have or could reasonably be expected to have an adverse effect upon the Company’s ability to perform its obligations under the Repurchase Agreement.

The Seller and the Company hereby acknowledge and agree that this Proxy is intended to be an irrevocable proxy granted in consideration for the Repurchase Agreement and the transactions contemplated thereby.

The Seller authorizes and directs the Board to file this proxy appointment with the Secretary of the Company and authorizes the Board to substitute an agent of the Board as proxyholder and to file the substitution instrument with the Secretary of the Company.

[SIGNATURE PAGE FOLLOWS]

2

IN WITNESS WHEREOF, the parties have executed this Proxy as of the date first written above.

/s/ DAVID S. LIPSON

David S. Lipson
771 Eagle Farm Road
Villanova, PA 19085

FIRST CONSULTING GROUP, INC.

By:	/s/ LUTHER J. NUSSBAUM

Name:	Luther J. Nussbaum
Title:	Chairman and CEO

3

SCHEDULE I

ALLOCATION

The allocation of the Purchase Price among (i) the Shares, (ii) the Designated Options and (iii) the other covenants of the Seller set forth in the Agreement (the “Other Covenants”) shall be as follows:

1.	No amount is allocable to the Other Covenants, which are ancillary to the sale of the Shares and Designated Options.

2.	A portion of the Purchase Price equal to the Aggregate Total Option Spread Amount shall be allocated to the Designated Options, where the “Aggregate Total Option Spread Amount” means the sum of the individual Total Spread Amounts for each of the Designated Options, and the “Total Spread Amount” for each Designated Option means the product obtained by multiplying (x) the total number of shares of the Company’s common stock issuable pursuant to a Designated Option by (y) the difference between the strike or exercise price under such Designated Option and the Per Share Price; and

3.	The balance of the Purchase Price shall be allocated to the Shares.

SCHEDULE II

SUBSIDIARIES

1.	FCG Management Holdings, Inc., a Delaware corporation

2.	FCG Management Services, LLC, a Delaware limited liability company

3.	FCG CSI, Inc., a Delaware corporation

4.	FCG Investment Company, Inc., a Delaware corporation

5.	FCG Ventures, Inc., a Delaware corporation

6.	FCG Infrastructure Services, Inc., a Tennessee corporation

7.	Paragon Solutions, Inc., a Delaware corporation

8.	HPA Acquisition Corporation, a Delaware corporation

9.	Coactive Systems Corporation, a Delaware corporation

SCHEDULE III

LIST OF BOARD MEMBERSHIPS

1.	Cardinal Solutions, Inc.

2.	GroupSystems.com, Inc.

3.	Chariot Solutions, LLC

4.	Integress, Inc.

5.	Health Market Science, Inc.

6.	Market Science, Inc.

7.	Cross Atlantic Capital Partners I and II

8.	Baird Venture Partners I

9.	Baird Capital Partners II